PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR

March 15, 2006

Via EDGAR (CORRESPONDENCE ONLY -- NOT FOR FILING)

H. Roger Schwall, Assistant Director
           and
Tracie Towner
United States Securities and
           Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

Re:      Unioil
           Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
           Commission File Number 0-10089

Dear Mr. Schwall and Ms. Towner:

          We have received your letter, dated March 1, 2006, to Charles E. Ayers, Jr., Chief Executive Officer of Unioil.  In your letter, you set forth the staff's additional comments upon the referenced Report.  On behalf of Unioil and Mr. Ayers, we thank you for your letter, and the useful comments it contains.

          We have reviewed your comments.  In doing so, we noted that five of the seven comments require a substantive response from the Company.  We concluded that each of the responses requires that we receive input from the Company's financial and accounting experts.

          In this firm's letter to you dated February 1, 2006, we noted that in the fourth quarter of 2005 the Company engaged an independent certified-public-accounting firm, Comiskey & Company, P.C., of Denver, Colorado, to provide expert outside accounting assistance, with a specific view toward strengthening the Company's financial controls.

          We hasten to emphasize that although Comiskey & Company is an outside resource, that firm (in keeping with the auditor-independence rules) is to have no role whatsoever in auditing the Company's financial statements.  The audit function is to be performed by an entirely separate outside firm.

          In view of the role that Comiskey & Company is to play in providing Company management with additional resources with which to manage the Company's accounting function, we furnished Comiskey with a copy of your March 1 comment letter.  We conferred with Comiskey's personnel as to each of your substantive comments, and solicited their assistance in developing management's responses.  Comiskey's personnel have undertaken to provide the services we requested.

          Comiskey's personnel have advised us that they will have the time available to meet the Company's needs in connection with your letter beginning on or about March 16, 2006.  We expect, therefore, to be able to provide the staff with a response to your letter as soon as shall be practicable after that date.

          Should you have questions in the meantime, we ask that you contact the undersigned or Jack M. Merritts of this firm, at the address or the telephone number set forth in the heading to this letter.

                                                                                Yours sincerely,

                                                                                    /s/ Robert Neece

                                                                                 Robert Neece

cc:              Unioil
                  Charles E. Ayers, Jr., President

                  Comiskey & Company, P.C.
                  Jennifer Maliar, C.P.A.